

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 31, 2011

<u>VIA U.S. Mail and Facsimile</u>

Mark R. Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street, Suite 600
Tempe, Arizona 85281

> **Re:** **First Solar, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-33156**

Dear Mr. Widmar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Critical Accounting Estimates, page 42

1. Please tell us why you do not include revenue recognition and allocations for
    segment reporting within critical accounting estimates. It appears that these
    processes include significant judgment and estimates.

Results of Operations

Net Sales, page 44

2. In your discussion of net sales, we see that you ascribe the increase in net sales to
    multiple factors. In future filings please quantify the impact of each factor
    discussed on net sales.

Gross Profit, page 45

3. In future filings please disclose the impact of the rebate program discussed on
    page 4 on gross profit.

Business Segment Review, page 49

4. Please tell us your continuing consideration of providing more complete
    disclosure in MD&A about the actual *costs and profits* from sales of systems. We
    see from Note 23 in the consolidated financial statements that revenues attributed
    the systems segment is growing in materiality. In that regard, under Item
    303(a)(3) of Regulation S-K, MD&A should provide discussion of the
    components of revenues and expense in sufficient detail to convey an
    understanding of the results of operations.

Liquidity and Capital Resources, page 50

5. We see that the majority of your income is generated outside of the United States
    and that you plan to indefinitely invest outside the United States undistributed
    earnings from your non-U.S. subsidiaries. Please disclose in future filings the
    amount of the cash and investment amounts held by foreign subsidiaries for tax
    purposes. Refer to Item 303 (a)(1) of Regulation S-K, Section IV of SEC Release
    33-8350 and Financial Reporting Codification 501.06.a.

Item 8. Financial Statements

Note 2. Revenue Recognition, page 74

6. We see that you recognize long-term construction contract revenue for the systems segment based on the percentage of completion or the completed contract methodology. Please tell us the circumstances in which you use each method of revenue recognition. Future filings should also include this disclosure.

Note 4. Acquisitions, page 76

7. Regarding the acquisition of NextLight Renewable Power, please tell us how you considered that you acquired identifiable intangible assets. Please refer to FASB ASC 805-20-25-10 and FASB ASC 805-20-55-2 through 55-45.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief